SEC Form 4S. DeBoer Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* DeBoer, Sidney B. (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 10, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	12/10/2002	S |	6,000.00 | D | $18.00	139,500.00	I	Deboer Family, LLC (1)
Class A Common				13,455.00	D
Class A Common				10,325.00	I	By 401(k)
Class A Common				280.00	I	By Spouse in Joint Ownership with Mother (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

DeBoer, Sidney B. - December 10, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class B Common	$0.00				N/A | N/A	Class A Common - 3,762,231.00		3,762,231.00	I	Interest owned by a LLC (3)
Stock Option (1999sd) (ISO) (right to buy)	$18.15				(4) | 01/01/2004	Class A Common - 12,000.00		12,000.00	D
Stock Option (2000sd) (ISO) (right to buy)	$18.43				(5) | 01/06/2005	Class A Common - 9,990.00		9,990.00	D
Stock Option (2000sd) (NQ) (right to buy)	$16.75				(6) | 01/06/2010	Class A Common - 22,010.00		22,010.00	D
Stock Option (2001) (ISO) (right to purchase)	$12.99				12/26/2000 | 12/26/2005	Class A Common - 7,494.00		7,494.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00				12/26/2005 | 12/26/2010	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001nq) (right to buy)	$19.24				12/26/2006 | 12/26/2011	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001sd) (NQ) (right to purchase)	$11.81				(7) | 12/26/2010	Class A Common - 31,788.00		31,788.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/S/Cliff E. Spencer_____________________ 12-10-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for Sidney B. DeBoer Page 2 SEC 1474 (3-99)

DeBoer, Sidney B. - December 10, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - December 10, 2002

Sidney B. DeBoer
360 E. Jackson St.
Medford, OR 97501
Explanation of responses:

 (1)   Sidney B. Deboer is the trustee of the Sidney B. DeBoer Trust, which is the owner of a majority interest in the LLC and is the sole manager of the LLC
(2)   These shares are beneficially owned by reporting person's Mother-in-law in a joint acount with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares
(3)   Mr. DeBoer, through DeBoer Family, LLC, of which he is the sole manager, owns a majority interest in Lithia Holding Company, LLC, of which he is also the sole manager; and he has elected to report all Class B Common Stock owned by the Lithia Holding Company, LLC as being beneficially owned by him.
(4)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.
(5)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.
(6)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.
(7)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04

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